Filed by Albemarle Corporation

(Commission File No.: 1-12658)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rockwood Holdings, Inc.

(Commission File No: 1-32609)

Albemarle Corporation Investor Presentation Scott Tozier, Sr. Vice President and Chief Financial Officer Matt Juneau, Sr. Vice President and President, Performance Chemicals August 13, 2014

Forward Looking Statements

Some of the information presented in this document and discussions that follow, including, without limitation, statements with respect to the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, product development, changes in productivity, market trends, price, expected growth and earnings, cash flow generation, costs and cost synergies, portfolio diversification, economic trends, outlook and all other information relating to matters that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There can be no assurance that actual results will not differ materially. Factors that could cause actual results to differ materially include, without limitation: the receipt and timing of necessary regulatory approvals; the ability to finance the transaction; the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies; changes in economic and business conditions; changes in financial and operating performance of our major customers and industries and markets served by us; the timing of orders received from customers; the gain or loss of significant customers; competition from other manufacturers; changes in the demand for our products; limitations or prohibitions on the manufacture and sale of our products; availability of raw materials; changes in the cost of raw materials and energy; changes in our markets in general; changes in laws and government regulation impacting our operations or our products; the occurrence of claims or litigation; the occurrence of natural disasters; political unrest affecting the global economy; political instability affecting our manufacturing operations or joint ventures; changes in accounting standards; changes in the jurisdictional mix of our earnings and changes in tax laws and rates; volatility and substantial uncertainties in the debt and equity markets; technology or intellectual property infringement; decisions we may make in the future; and the other factors detailed from time to time in the reports we file with the SEC, including those described under “Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Information with respect to Rockwood, including non-GAAP information is taken or derived from Rockwood’s public filings and management estimates and we take no responsibility for the accuracy or completeness of such information. It should be noted that this presentation contains certain financial measures, including Net Sales, and Segment Income, that are not required by, or presented in accordance with, accounting principles generally accepted in the United States, or GAAP. These measures are presented here to provide additional useful measurements to review our operations, provide transparency to investors and enable period-to-period comparability of financial performance. A description of non-GAAP financial measures that we use to evaluate our operations and financial performance, and reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated and reported in accordance with GAAP, can be found in the Investors section of our website at www.albemarle.com, under “Non-GAAP Reconciliations” under “Financials.”

2

Albemarle Acquisition of Rockwood: A Compelling Transaction

• Creates a premier specialty chemicals company with leading positions in attractive end markets around the world

• Accelerated growth potential across four, high-margin businesses – lithium, catalysts, bromine and surface treatment

• Differentiated, performance-based, technologies driving innovative solutions

• Capacity in place to serve future growth to drive improved profitability

• Outstanding cash generation capacity supports rapid deleveraging, ongoing dividend and investments to drive future growth

Transaction Overview

Key Terms	• $50.65 in cash and 0.4803 of a share of Albemarle stock per Rockwood share • ~60% cash / ~40% stock • ~70% Albemarle shareholders and ~30% Rockwood shareholders
Financial Impact	• Accretive to cash EPS in year one and adjusted EPS in year two • Substantially accretive to EPS thereafter • $500 million+ annual free cash flow
Financing	• Committed financing in place • Expect to maintain investment grade rating
Closing Conditions	• Closing expected in Q1 of 2015 • Subject to shareholder and regulatory approvals
Synergies	• Estimated $100 million in cost synergies realized in first 2 years • Eliminate duplicate corporate and back office costs from both companies • Consolidate assets and sites • Leverage scale to improve sourcing costs

ALBEMARLE®
4

Leadership Across Four Highly Attractive Growth Segments

Lithium Bromine (2) Catalysts (2) Surface Treatment

Global #1 #1/2 #1/2 #2

Ranking

2013A $479 $1,392 $1,002 $770

Revenue

(1) $182 $361 $267 $174

EBITDA

(1) 38% 26% 27% 23%

% Margin

2.0x – 3.0x 1.0x – 1.5x 1.0x – 2.0x 1.0x – 2.0x

Growth

GDP GDP GDP GDP

Mineral extraction and processing businesses Technology driven

Low cost position on global cost curve Critical customer service

Characteristics

Vertically integrated Ability to differentiate offering

High demand growth Strong free cash flow

Key Competitors

Source: Company information. Note: USD in MM.

(1) EBITDA & EBITDA margin calculated before corporate overhead expenses

(2) Excludes the impact of the recently announced proposed divesture of Albemarle’s antioxidant, ibuprofen and propofol businesses and assets

Increased Diversity Across End Markets and Geographies

Albemarle (1) Rockwood (2) Combined (1)

Geography

10% 4% 22% 21% 20% 46% 16% 37%

31%

53% 39%

Americas EMEA Asia ROW

End Markets 2% 2%

4% 8% 3% 11% 8%

5% 5% 21% 33% 6%

9% 9% 3% 30%

11% 12% 18% 25% 6% 12% 22% 9% 14% 10% 1%

Aerospace/Utilities Automobile Construction Metal Treatment Pharma/Life Sciences Agriculture/Food Safety Chemicals/Plastics Electronics Other Refining/Oilfield

Source: Company filings.

(1) Not adjusted for divestiture of Antioxidants, Ibuprofen, and propofol businesses announced in April 2014. (2) Excludes discontinued operations.

Attractive Growth Opportunities Across Businesses

Lithium – Efficient Energy Storage

» Consumer electronics

» Automotive

» Stationary batteries

Bromine – Leveraging New Applications

» Digital technology

» Offshore deep water drilling

» Mercury control emission reduction

Catalysts – Energy Demand & Improving Environmental Standards

» Fuel consumption in developing economies

» Clean air/clean fuel mandates

» Increasingly complex crude slates

Surface Treatment – Differentiated Customer Service and Innovation

» Automotive and components

» Aerospace industries

» General industry

Strong Free Cash Flow Allows De-leveraging

$1,000 $600—$900 10.0%

9.0% 800

Flow 8.0% Yield

$500

Cash 600 7.0%

FCF

$365 6.0%

Free 400

$275

5.0% 200 4.0%

0 3.0% 2013A(1) 2014PF(1) 2015PF (2) 3 - 5 years (2)

FCF growth driven by earnings growth and low CAPEX requirements

$500M+ annual free cash flow before one time tax payment in 2015 to repatriate ~$4B in existing and future cash

Focus on rapidly reducing leverage achieving target by 2017

CAPEX in the range of 4-6% of revenue

Remain committed to previously announced working capital reduction of $100M by 2015

Expect to maintain current annualized dividend of $1.10 per share and annual increases

Net-Debt-to-EBITDA

4.0

Available for dividend increases, investments

3.0 and share repurchases

ALB Target leverage 2.0—2.5x

2.0

1.0

0.0

2014PF 2015E 2016E 2017E 2018E

(1) 2013A and 2014PF FCF excludes the impact of rare earth and the recently announced proposed divestiture of antioxidant, ibuprofen and propofol businesses and assets (2) 2015PF and Next 3-5 years FCF yield calculated using pro-forma market capitalization post Rockwood acquisition

Performance Chemicals Overview

By Business

Fire Safety Solutions

Specialty Chemicals 2013*) Fine Chemistry for Services as

sales By Region of

(% Americas EUMEI

Asia Pacific

2013 Financial Summary*

Sales: $1.4B EBITDA: $0.36B EBITDA Margin: 26%

Growth Drivers

Energy demand & increased deep water drilling driving completion fluids

Clean air regulations bolstering mercury control

Demand for process R&D and rapid commercialization services

Surging data traffic requiring high-end servers

Automotive electronics driving growth

Prospect of fire safety standards in BRICs

Customers

Drilling and oil service, agriculture, pharmaceutical and water treatment companies

Engineering plastics and resin manufactures and plastic compounders, and suppliers and distributors

Principal Competitors

FRs & Br Derivatives: ICL & Chemtura

Mineral FRs: Nabaltec, J.M. Huber, Kyowa Chemical

Fine Chemistry Services: Sigma Aldrich, Lonza, BASF, Clariant

Curatives: Lonza and Johnson Fine Chemicals

* EBITDA & EBITDA margin calculated before corporate overhead expenses

* Excludes the impact of the recently announced proposed divesture of Albemarle’s antioxidant, ibuprofen and propofol businesses and assets

Bromine is Essential to Performance Chemicals

Water

Treatment

Oil Drilling

Food

Safety

Consumer

Electronics

Mercury

Abatement

Transportation

Pharma/

Ag

Albemarle delivers value from bromine uses across multiple end markets

• Recovery is both capital &

energy intensive

• Difficult & expensive to transport

• Additional technology & capital

needed to derivatize

• Product stewardship and Health,

Safety & Environmental

expertise crucial

Strong Barriers to

Entry for Bromine

Mobile

Computing &

Data Processing

Strong Core of Bromine & Derivatives with High Value

2004 2007 2010 2013

Fire Safety Solutions Specialty Chemicals

Gross Profit from Bromine-based Products Relative Contribution/Kg Bromine Utilized

(2013)

Diverse Bromine and Bromine

Derivatives Offering

Delivering Attractive

High-Value Margins

Bromine

Product A

Product B

Product C

Product D

Product E

Product F

Product G

Product H

Leading Bromine Sourcing Position

0 2000 4000 6000 8000 10000 12000

Seawater

China

India Concentrate

Michigan

Arkansas

Dead Sea

Dead Sea Concentrate

Competitive

Noncompetitive

80%

20%

Competitive Noncompetitive

2014 Global Capacity

ALB & ICL

ALB & CHMT

Closed in 2006

UK plant in 2003. France plant in 2005.

Only producer with access to the two best sources of bromine

(ppm)

Market Trends: BFRs

Servers

Key Drivers
- Continued digitalization (i.e. increase in mobile data traffic and increase in cloud/big data storage)
- Servers have overtaken PCs as key to BFR consumption in Printed Circuit Boards

Estimated Circuit Board FR Consumption
(Consumption/device x unit sales)



Server
Desktop
Laptop
Tablet +
Mobile Phone

Source: Management estimates

Automobiles

Key Drivers
- Stricter fuel economy and emissions mandates
- Requirements for advanced safety systems
- Consumer demand for greater infotainment capabilities
- Consumer demand for luxury vehicles and convenience features
- Growth of hybrid and electric vehicles
  - Hybrid vehicle worldwide market projected to grow 200% from 2014 to 2017

Semiconductor Opportunity by Category
(Sales)



Powertrain
$4.4B
$7.8B
Safety
$5.1B
$8.9B
Body
$5.2B
$8.2B
Infotainment
$3.5B
$5.2B
2010
2015

Source: Infineon; BofA Merrill Lynch Global Research estimates; World Bank; IHS; KPMG; Management estimates

Best product portfolio for widest range of electrical and electronic applications

ALBEMARLE®

13

Market Trends: Non-FR Bromine Trends

Oilfield Chemicals

Key Drivers

Offshore Gulf of Mexico rig count forecasted to rise from 43 to near 50 by end of 2014, and 60 by end of 2015

International CAPEX growth driven by Middle East (14%), Latin America (13%) and Russia/FSU (11%)*

Global Completion & Production Services

160

7% CAGR

140 (2011-2016)

120 billions 100 in 80

Revenue 60 40 20 0

2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

North America South and Central America Europe Middle East and Africa Asia Pacific

Source: GBI Research; JP Morgan

* Reflects 2014 forecasted CAPEX growth vs. 2013

Bromobutyl Rubber

Key Drivers

Recovery in car markets in developed world

Higher rates of car ownership in developing world (India, China, etc.)

Additional “radialisation” of the tire market in developing world, especially in commercial vehicles

China Tire Market Segmentation on the Basis of Radial and Non-Radial Tire Production (2012) 28.6%

Radial Non-Radial 71.4%

India Tire Market Segmentation on the Basis of Level of Radialisation (2012)

100% 80% 60% 40% 20% 0%

Passenger Cars Commercial Vehicles

Source: Primary Research and Industry Sources; Ken Research; Morgan Stanley Research

Market Trend: Mercury Control

Key Drivers

EPA MATS standard (2Q 2015) will drive NA growth

China is a major long-term opportunity

Europe, industrial boilers, cement kilns are add-on opportunities

Albemarle’s Offerings in Mercury Control:

Section 45 – Calcium Bromide

Pre-combustion – Calcium Bromide

Brominated PAC – Bromine

Flue Gas – Bromine

NA Bromine Demand in Mercury Control

40,000 35,000 30,000 25,000 mT 20,000 15,000 10,000 5,000 -

2012 2013 2014 2015 2016 2017

Source: Albemarle estimates; US Energy Information Administration.

NA Coal Power Plant – MATS Compliance Strategy

Capital Spent/ Plan to Being spent to Retire 8% comply with MATS

76%

16%

Capital Plans Unknown

Leveraging strength in bromine derivatives to address more stringent industry standards

Creating New Bromine Demand Drivers

Addressing Substantial Market Opportunities

Delivering value by leveraging bromine properties

Executable and realistic

Uniquely Positioned to Succeed

Bromine strength, focus and reputation

Catalyst expertise and process development

Custom Services provides speed-to-market and low-cost sample production

Stand-alone technical and business development team able to leverage the larger organization as needed

A Strong and Growing Pipeline of Projects

Growing new high-revenue, high-value businesses

Performance Chemicals: Delivering Sustained Results

Segment Income Margins

27% - 30% 26% 26%

21%

2011 2012 2013 Mineral FR Portfolio Price Bromine @ Additional Target Improvement Management 80% Utilization Costs

* Portfolio Management includes the recently announced proposed divesture of Albemarle’s ibuprofen and propofol businesses and assets

Additional Information

Important Information for Stockholders and Investors

Nothing in this document or the discussions that follow shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Albemarle or Rockwood or a solicitation of any vote or approval. In connection with the proposed transaction, Albemarle and Rockwood will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (“SEC”), and Albemarle will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders and investors will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Albemarle and Rockwood, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.

Participants in Solicitation

Albemarle, Rockwood, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in its proxy statement filed with the SEC by Albemarle on March 28, 2014, and information regarding Rockwood’s directors and executive officers is available in its proxy statement filed with the SEC by Rockwood on March 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.